

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2019

Via E-mail
Anshooman Aga
Executive Vice President & Chief Financial Officer
Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123

Re: Cubic Corporation
Form 10-Q for the Quarterly Period Ended March 31, 2019
Exhibit Nos. 10.6, 10.7 and 10.8
Filed May 2, 2019
File No. 001-08931

Dear Mr. Aga:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance